World Funds Trust

730 Stony Point Parkway, Suite 205

Richmond, Virginia 23235

VIA EDGAR

November 10, 2020

Securities and Exchange Commission Filing Desk 100 F Street, N.E. Washington, D.C. 20549

RE:	World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)
Request for withdraw of Form N-1A Filing

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests withdrawal of the filing of a Form N-1A for the Trust (File Nos. 333-148723 and 811-22172) (the “Filing”). The Filing was submitted on October 29, 2020 (Accession No. 0001387131-20-009440). The Trust is making this application for withdrawal of the Filing due to a technical error in which the cover letter was inadvertently filed instead of the Prospectus and Statement of Additional Information. At the direction of the staff of the EDGAR desk of the Securities and Exchange Commission, this application to withdraw the Filing is being submitted. No securities have been issued or sold by the Trust in connection with the Filing. The Trust respectfully submits that a withdrawal of the Filing is consistent with the public interest and the protection of investors.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.

Very truly yours

/s/ Karen M. Shupe
Karen M. Shupe, Vice President and Treasurer